October 14, 2022

United States Securities and Exchange Commission

Division of Corporate Finance

100 F Street, N.E.

Washington, D.C. 20549

Attention:

Stephen Krikorian, Accounting Branch Chief

Morgan Youngwood, Senior Staff Accountant

Re: Arena Group Holdings, Inc.

Form 10-K for the fiscal year ended December 31, 2021

Filed April 1, 2022

File No. 001-12471

Ladies and Gentlemen:

The Arena Group Holdings, Inc. (“Arena,” the “Company,” “we,” “us” or “our”) submits this letter in response to comments from the Staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) dated September 30, 2022 (the “Comment Letter”) relating to the Company’s Form 10-K for the fiscal year ended December 31, 2021 (File No. 001-12471) filed with the Commission on April 1, 2022.

Form 10-K for the fiscal year ended December 31, 2021

Item 7. Management’s Discussion and Analysis of Financial Condition and Results of Operations Results of Operations, page 31

1.	We note from your response to prior comment 1 that management reviews several key performance indicators (“KPIs”). Please tell us your consideration of providing these KPIs in your annual and quarterly reports. We refer you to SEC Interpretive Release No. 33-10751.

We respectfully advise the Staff that in future annual and quarterly reports, including in the “Management’s Discussion and Analysis of Financial Condition and Results of Operations” section and in any Form 8-K or other filings where revenue per page view (“RPM”) or monthly average pageviews are presented, and in accordance with the appropriate disclosures as set forth in Item 303(a) of Regulation S-K along with SEC Interpretive Release No. 33-10751, we intend to provide expanded disclosure in response to the Staff’s comment. The disclosures will include a definition and calculation of each metric, an explanation of how management uses each metric in managing the performance of the business and the reasons why management believes these metrics are useful to investors. Also, we will include any additional relevant information that we feel an investor will find useful in understanding the business and the operations of the business. We will continue to evaluate which metrics are key to understanding our performance and as this evaluation evolves, our disclosure in our public filings will evolve.

We recognize the importance of providing material information relevant for an investor to make an assessment of our financial condition and operating performance, as well as its prospects for the future. The KPIs we focus on relate to the Company’s digital advertising revenue and are viewed as beneficial because the information is available in real-time and enables us to make assessments and take actions regarding our content, advertising and platform which can help to improve performance.

Historically, there have been various metrics that management reviewed in operating the business. Many of these metrics had significant variation and/or lacked reliability and therefore we were concerned that they could potentially be misleading if disclosed in our public filings.

In early fiscal 2021, we began to focus on unique users as a volume metric and the related CPM as a pricing metric, mostly because we could rely on third-party data from Comscore as a more reliable source of external validation. However, in the first quarter of 2022, Comscore changed its methodology of measurement without restating the prior periods making it challenging for us to compare period-over-period statistical information. Therefore, we transitioned to Google Analytics as a source of third-party verification, and they provide monthly average pageviews, which we now use as our key indicator of volume trends, and which also provides insight into engagement and effective page management. For pricing indicators, we focus on RPM as it is the pricing metric most closely aligned with monthly average pageviews.

In accordance with the guidance in Item 303(a) of Regulation S-K along with SEC Interpretive Release No. 33-10751, we acknowledge that we should have previously disclosed the aforementioned KPIs as well as associated disclosures, even though there was a change in third-party verifiable data (i.e., the Comscore change described above).

For further context, although we identified certain KPIs in our investor presentations, those same KPIs had not been disclosed in our Form 10-K filings as digital advertising represented a less significant portion of total revenue ($63 million, or 33%, of total revenue of $189 million in fiscal 2021 and $35 million, or 27%, of total revenue of $128 million fiscal 2020). Recognizing the importance of providing material information relevant for an investor to make an assessment of our financial condition and operating performance, as well as its prospects for the future, in our M&DA we provided a breakout of revenue by category: Digital Advertising, Digital Subscriptions, Digital Other, Print Advertising and Print Subscriptions. We used this approach because the long-term growth of the digital categories, which have been on a general upward trend, is different from those in the print categories, which are generally flat-to-decreasing over time. We felt that disclosing digital advertising revenue as a separate revenue category in our MD&A and discussing its overall growth is most pertinent to aide investors in understanding the current dynamics of our operating results.

More specifically, as relates to digital advertising, we were focused on and disclosed in our investor presentations KPIs related to RPM, monthly average pageviews, unique users, cost per thousand (“CPM”), the number of impressions on our Platform and the number of video views on our Platform. In conjunction with recent filings, we have removed from our investor presentations the unique users and CPM KPI as a result of the Comscore change (discussed above) and also eliminated impressions and number of video views because they do not provide as useful information regarding our operating performance.

Presently, the key operating metrics for our digital advertising revenue are as follows:

○	Revenue per page view – represents the advertising revenue earned per 1,000 pageviews. It is calculated as our advertising revenue during a period divided by our total page views during that period and multiplied by $1,000.

○	Monthly average pageviews – represents the total number of pageviews in a given month or the averaged of each month’s pageviews in a fiscal quarter or year. This is calculated as the total number of page views recorded in a quarter or year divided by 3 or 12 months.

Use of Non-GAAP Financial Measures, page 35

2.	We continue to evaluate your response to prior comment 3 and have the following comment. Please quantify the expenses in your adjustment representing professional and vendor fees related to (i) the preparation of periodic reports in order for you to become current in your reporting obligations (“Delinquent Reporting Obligations Services”), (ii) up-list to a national securities exchange, (iii) contemplated and completed acquisitions, (iv) public and private offerings of your securities and other financings, and (v) stockholder disputes and the implementation of your Rights Agreement.

As the Staff notes, we prepared and disclosed Non-GAAP financial measures which resulted in us adjusting for certain costs incurred during fiscal year 2021 and 2020. The quantification of such costs is as follows:

Category	FY 2021	FY 2020
(i) periodic reports - accounting services	$2,403,851	$2,122,660
(i) periodic reports - audit	464,139	2,014,203
(i) periodic reports - legal	885,824	248,253
(i) periodic reports - consulting	307,361	521,304
(i) periodic reports - other	35,233	(15,447)
(ii) up-list - consulting	34,920	-
(ii) up-list - legal	120,533	-
(ii) up-list - other	75,712	-
(iii) M&A - legal	1,023,584	-
(iii) M&A - consulting	-	174,068
(iii) M&A - other	10,815	-
(iv) public & private offerings and other financings - legal	89,310	349,719
(iv) public & private offerings and other financings - financial institution	355,000	-
(v) stockholder disputes/Rights Agreement - legal	994,496	289,847
(v) stockholder disputes/Rights Agreement - consulting	100,000	-

	$6,900,778	$5,704,606

In adjusting for these costs, Adjusted EBITDA was not adjusted for normal, recurring, cash operating expenses necessary to operate our business. Our attempt was to present the impact to Adjusted EBITDA on a comparative basis since all these costs were incurred simultaneously.

Item 15. Exhibits, Financial Statement Schedules, page 43

3.	We continue to evaluate your response to prior comment 4 and may have additional comments.

The Company awaits the Commission’s additional comments, if any, regarding our confidential filing.

Consolidated Financial Statements

Note 2. Summary of Significant Accounting Policies

Subscription Acquisition Costs, page F-20

4.	We note your response to prior comment 9. Please explain in greater detail why you believe a contract exists with the subscriber at the time the commission is earned and why there are enforceable rights and obligations since you determined that there are not substantive termination penalties given the subscriber can cancel at any time without penalty. Describe your consideration that a contract might not exist until a magazine issue has been delivered. Help us better understand why you believe the provisions do not apply under ASC 606-10-25-3 to your subscription agreements.

Based on the Staff’s comment above, we referred to the definition of a contract in the Master Glossary in the ASC where it defines a contract as “An agreement between two or more parties that creates enforceable rights and obligations.” In this regard, we determined that upon a subscriber’s payment and completion of the subscription agreement (i.e., a post card mailing with all the terms of the contract or online website where the subscriber provides personal information and payment, all of which occur simultaneously), an enforceable right and obligation of both parties arises. This contract might be viewed as a contract that is on an issue-by-issue basis, nonetheless, it still remains a contract between two parties that creates an enforceable right and obligation. The subscription agreement allows for the subscriber to cancel the agreement at the subscriber’s discretion and to receive a refund for the unfulfilled issues. Upon cancelation, we would then record a liability to the agent for the anticipated refund. Given that we determined that a contract exists, only upon receipt of consideration (as further outlined below), we believe that the subscriber and us have a valid contract and enforceable rights and obligations consistent with the ASC’s definition of a contract quoted above.

We believe a contract exists with the subscriber at the time the commission is paid and that there are enforceable rights and obligations, despite the fact that we determined that there are not substantive termination penalties given the subscriber can cancel at any time without penalty for the following reasons:

○	ASC 606-10-25-4(b) does not apply because we do not have a wholly unperformed contract (i.e., consideration is paid in advance from the subscriber at contract inception), therefore, a contract exists in accordance with ASC 606-10-25-1 (as further clarified below);

○	we are required to deliver the magazine for the contract period on an issue-by-issue basis (i.e., the specified dates where the contract starts and ends, providing the subscriber does not cancel) that was agreed to in the contract, therefore, there are enforceable rights and obligations;

○	the lack of substantive termination penalties given the subscriber can cancel at any time without penalty does not preclude us from our determination that a contract exits, as such, we believe a contract still exists under the guidance of ASC 606-10-25-1 since we receive consideration in advance and an agreement was executed;

○	the customer’s ability to cancel the contract without penalty impacts the duration of the contract for purposes of establishing the amortization period for accounting purposes, which is consistent with the amortization period (i.e., on an issue-by-issue basis) and not whether a contract exists; and

○	the five criteria under Step 1 of the revenue recognition model, are met (i.e., refer to the guidance under ASC 606-10-25-1 where an entity shall account for a contract with a customer that is within the scope of this Topic when the five criteria are met) as further detailed below:

■	Both parties have approved the contract and are committed to performing their obligations, as indicated by entering into the subscription agreement that is further supported by the advanced payment;

■	Both parties’ rights are identifiable in the contract terms (i.e., we have a right to payment, and the customer has a right to receive a magazine);

■	The payment terms are identified in the contract;

■	The contract has commercial substance as the amount of the entity’s future cash flow is expected to change as a result of the contract; and

■	Collectability is probable since it has already occurred.

Our consideration that a contract might not exist until a magazine issue has been delivered is as follows:

○	for those instances where consideration is received in advance, we believe that the determination whether a contract might not exist until a magazine issue has been delivered does not apply under the accounting principles, since ASC 606-10-25-4(b) is not applicable as we do not have a wholly unperformed contract (i.e., we are paid in advance);

○	in the event we determined that a contract does not exist until a magazine is delivered, the cost incurred to obtain the contract would still be incurred (i.e., the agent commission is incurred upon execution of the subscription agreement) and under other applicable GAAP to be capitalized as a prepaid expense and amortized in accordance with the delivery of the magazines; and

○	we also concluded that when collection is not received in advance, that a contract does not exist with the subscriber until payment is received because, in this regard, we determined that we are not yet entitled to any consideration in exchange for promised goods or services and the guidance under ASC 606-10-25-4 would be applicable.

To clarify, we believe the provisions under ASC 606-10-25-3 should be applied as follows:

○	with respect to the amortization period for the subscription acquisition costs, in accordance with ASC 340-40-35-1, which states “An asset recognized in accordance with paragraph 340-40-25-1 or 340-40-25-5 shall be amortized on a systematic basis that is consistent with the transfer to the customer of the goods or services to which the asset relates,” which in our circumstances is based on an issue-by-issue basis (i.e., as the number of magazine issues are served over the life of a subscription agreement); and

○	we have applied the practical expedient to account for the incremental cost of obtaining a contract at the portfolio level (i.e., to the amortization period of the subscription acquisition costs), on a systematic basis as the magazine is transferred to the subscriber on an issue-by-issue basis.

We refer to the Company’s response to the Commission’s comment #7, which sets forth the Company’s plan regarding disclosure in future filings.

5.	We note in your response to prior comment 9 you state “A subscriber can renew a subscription agreement (or contract), however, such renewal is treated as a new contract under the terms and conditions at the time of renewal. In this regard, the commissions paid are not commensurate with the initial commissions paid”. Please clarify why you believe that the commission paid on renewal is not commensurate with the initial commission paid. Clarify if the renewal commission is less than that charged for the initial contract.

We believe that the commissions paid on renewal are not commensurate with the initial commissions because the renewal commission is less than the amount paid for the initial contract.

6.	Please clarify the type of subscription or revenue (e.g., digital or print) that related to the incremental costs of obtaining a contract which are amortized as revenue is recognized or over the term of the agreement. Also, indicate whether the commission will be reimbursed to you if a subscriber seeks a refund.

Substantially all our subscription revenue, where incremental costs of obtaining a contract are incurred, are derived from our print subscriptions related to our Sports Illustrated magazines.

When a subscriber seeks a refund, and their subscription was sold through an agent, the agent will refund the subscriber for the amount associated with any undelivered issues. We in turn will refund the agent that amount less the associated agency commission for any undelivered issues. Since we are deducting the associated agency fee from the refund, the commission for the unfilled portion is effectively reimbursed to us.

7.	We note in your response to prior comment 9 you state “The nature of the direct mail cost incurred relate to the costs incurred to mail the customer a subscription renewal agreement, where we use a subcontracted third party”. Please clarify why such costs do not represent an advertising or solicitation costs. Indicate whether all customers receiving this agreement renew their subscription. Such costs appear to be related to trying to obtain a contract regardless of whether a contract was obtained.

The costs incurred by a subcontracted third-party for renewal of a subscription contract are billed separately to us from the costs incurred for advertising or solicitation costs. In this regard, we determined that the renewal mailings are considered costs incurred to obtain a specified contract and should be capitalized if they are in accordance with ASC 340-40. In this evaluation, we concluded that the direct mail costs are not capitalizable because if the subscriber did not enter into the contract we would still incur the costs of the subcontracted third-party. Based on our evaluation of the renewal rate received from these mailings, we determined that approximately 35% of the subscribers renew their subscriptions. We agree with the Staff’s comment that these costs relate to trying to obtain a contract because we would have incurred these costs regardless of whether a contract was obtained.

In response to the Staff’s comment, we respectfully advise the Staff that in future annual and quarterly reports we plan to revise our disclosures to describe our subscription acquisition costs accounting policies as follows (additions underlined and deletions ~~strikethrough~~):

○	Subscription acquisition costs include the incremental costs of obtaining a contract with a customer, paid to external parties, if it expects to recover those costs. The Company has determined that sales commissions paid on all third-party agent sales of subscriptions are direct and incremental and, therefore, meet the capitalization criteria. The Company has elected to apply the practical expedient to account for these costs at the portfolio level. ~~Direct mail costs also meet the requirements to be capitalized as assets if they are proven to be recoverable~~. The sales commissions paid to third-party agents ~~incremental costs of obtaining a contract~~ are amortized as the magazines are sent to the subscriber on an issue-by issue basis. ~~revenue is recognized or over the term of the agreement~~.

8.	Please clarify how subscription acquisition costs are presented in your consolidated statements of operations.

In response to the Staff’s comment, we respectfully advise the Staff that in future annual and quarterly reports we plan to revise our disclosure in our footnote titled Summary of Significant Accounting Policies, to explain where subscription acquisition costs are presented in the consolidated statements of operations by adding the following sentence:

○	Subscription acquisition costs are included within selling and marketing expenses in the consolidated statements of operations.

Please direct your questions or comments to Jeffrey Berg, of Baker & Hostetler who is representing the Company in this securities matter at 310-442-8850. Thank you for your assistance.

Very truly yours,

THE ARENA GROUP HOLDINGS, INC.

/s/ Julie Fenster
Julie Fenster
General Counsel

Cc: Jeffrey Berg